UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-23423

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

802 Main Street

West Point, Virginia 23181

C&F Mortgage Corporation 401(k) Plan

1400 Alverser Drive

Midlothian, Virginia 23113

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C & F Financial Corporation

802 Main Street

West Point, Virginia 23181

VIRGINIA BANKERS ASSOCIATION DEFINED

CONTRIBUTION PLAN FOR

CITIZENS AND FARMERS BANK

West Point, Virginia

FINANCIAL REPORT

DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

    Virginia Bankers Association Defined Contribution

    Plan for Citizens and Farmers Bank

West Point, Virginia

We have audited the accompanying statements of net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2003 and 2002, and the changes in financial status for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Yount, Hyde & Barbour, P.C.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia

March 30, 2004

1

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value	$5,992,546	$4,259,852

Receivables:
Employer contribution	161,272	177,149
Other	2,066	1,248

Total receivables	163,338	178,397

Cash	3,282	2,752

Total assets	6,159,166	4,441,001

Liabilities

Excess contribution refund	2,000	—

Net assets available for benefits	$6,157,166	$4,441,001

See Notes to Financial Statements.

2

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,164,320	$(664,871)
Interest and dividends	69,713	80,474

	1,234,033	(584,397)

Contributions:
Employer	401,694	376,062
Participant	380,086	316,289
Rollover contributions	27,583	—

	809,363	692,351

Total additions	2,043,396	107,954

Deductions from net assets attributed to:
Benefits paid to participants	298,243	144,349
Administrative expenses	28,988	26,366

	327,231	170,715

Net increase (decrease)	1,716,165	(62,761)

Net assets available for benefits:
Beginning of period	4,441,001	4,503,762

End of period	$6,157,166	$4,441,001

See Notes to Financial Statements.

3

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Notes to Financial Statements

Note 1.	Description of the Plan

The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Citizens and Farmers Bank (Bank) pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all full time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank matches 100% of the first 5% of compensation that a participant contributes to the Plan. The Bank may also make a discretionary profit sharing contribution, determined annually by its Board of Directors. This contribution is allocated in proportion to a participant’s covered compensation to covered compensation of all participants. Discretionary profit sharing contributions declared or made by the Bank were $161,272 and $177,149 during the plan years ended December 31, 2003 and 2002, respectively. Contributions are subject to certain limitations as established by the Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions (b) Plan earnings and (c) forfeitures, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Notes to Financial Statements

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the portion of their accounts contributed by the Bank is based on years of continuous service. A participant is 100% vested after six years of credited service.

Investment Options

All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into over 20 separate investment options consisting of managed, indexed or individual equity or fixed income funds.

A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock). Participants may change their investment options daily.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Fund. Loan terms are limited to 5 years or up to 30 years for the purchase of a primary residence. The loans are fully secured by the balance in the participant’s account and bear interest at 1/4 of 1% over the Corporation’s prime rate and will remain unchanged for the life of the loan. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

Forfeited Accounts

As of December 31, 2003 and 2002, forfeited nonvested account balances totaled $14,958 and $31,895, respectively, which are allocated to remaining participants’ accounts.

5

Notes to Financial Statements

Note 2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock is stated at the fair value determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for benefits.

Benefit Payments

Benefit payments are recorded when paid.

Note 3.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

6

Notes to Financial Statements

Note 4.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets.

December 31, 2003
ABN/AMRO Growth Fund	$732,137
Davis New York Venture Class A Fund	741,260
Federated Cap Appreciation Fund	494,498
Fidelity Spartan U.S. Equity Index Fund	694,050
First Eagle Overseas Class A Fund	343,930
Met Managed GIC ABG Trust Fund	595,822
Oppenheimer Global Fund	318,205
PIMCO Renaissance Class D Fund	344,028
PIMCO Total Return II Administrative Fund	403,881
C&F Financial Corporation –Employer Common Stock	410,141

December 31, 2002
Fidelity Spartan U.S. Money Market Fund	$435,226
Davis New York Venture Class A Fund	492,441
PIMCO Renaissance Class D Fund	299,242
ABN/AMRO Chicago Cap	555,457
Federated Cap Appreciation Fund	318,391
Goldman Sachs Fund	296,152
Liberty Acorn Fund	387,273
Oppenheimer Global Fund	224,837
PIMCO Total Return II Administrative Fund	269,379
First Eagle Sogen Overseas Class A Fund	242,788

During the Plan years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,164,320 and $(664,871), as follows:

	December 31,
	2003	2002
Employer Common Stock	$127,592	$34,593
Registered Investment Companies	1,036,728	(699,464)

	$1,164,320	$(664,871)

7

Notes to Financial Statements

Note 5.	Tax Status

The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated June 9, 2004, that the master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

Note 6.	Related-Party Transactions

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of Citizens and Farmers Bank, the Plan Sponsor. Therefore, C&F Financial Corporation is a party-in-interest. Investment in employer securities are allowed by ERISA and the Department of Labor and the fair value of the Employer Common Stock is based on quotes from an active market.

Note 7.	Administrative Expenses

Certain administrative expenses are absorbed by Citizens and Farmers Bank, the Plan Sponsor.

Note 8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.	Reconciliation of Financial Statements to Form 5500

Financial information reported on the 2003 and 2002 Form 5500, Annual Return/Report of Employee Benefit Plan differs from the Plan’s financial statement as follows:

	2003
	Net Assets Available for Benefits	Net Increase (Decrease) in Net Assets Available for Benefits
Balance per financial statements	$6,157,166	$1,716,165
Plus benefits payable at December 31, 2002	—	20,855

As reported on Form 5500	$6,157,166	$1,737,020

8

Notes to Financial Statements

	2002
	Net Assets Available for Benefits	Net Increase (Decrease) in Net Assets Available for Benefits
Balance per financial statements	$4,441,001	$(62,761)
Less benefits payable at December 31, 2002	(20,855)	(20,855)

As reported on Form 5500	$4,420,146	$(83,616)

9

FOR CITIZENS AND FARMERS BANK

Schedule of Assets Held for Investment Purposes

December 31, 2003

Description of Asset/Identity of Issue	Fair Value
Registered Investment Companies
ABN/AMRO Growth Fund	$732,137
Ariel Fund	186,532
Calamos Growth Class A Fund	217,817
Columbia Acorn Class A Fund	243,087
Davis New York Venture Class A Fund	741,260
Federated Cap Appreciation Fund	494,498
Fidelity Cash Reserves Fund	1,100
Fidelity Instl Cash Portfolio Fund	19,157
Fidelity Spartan Total Market Index Fund	12,356
Fidelity Spartan U.S. Equity Index Fund	694,050
Fidelity Spartan U.S. Money Market Fund	14,958
Fidelity U.S. Bond Index Fund	15,470
First Eagle Overseas Class A Fund	343,930
Janus High Yield Bond Fund	173,683
Managers Bond Index Fund	2,897
Met Managed GIC ABG Trust Fund	595,822
Oppenheimer Developing Markets Class A Fund	238
Oppenheimer Global Fund	318,205
PIMCO Renaissance Class D Fund	344,028
PIMCO Total Return II Administrative Fund	403,881

5,555,106

Common Stock
C&F Financial Corporation - Employer Common Stock	410,141

Loan
Participant notes	27,299

Total assets held for investment	$5,992,546

10

C&F MORTGAGE CORPORATION 401(K) PLAN

Midlothian, Virginia

FINANCIAL REPORT

DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

    C&F Mortgage Corporation 401(k) Plan

Midlothian, Virginia

We have audited the accompanying statements of net assets available for benefits of the C&F Mortgage Corporation 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2003 and 2002, and the changes in financial status for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yount, Hyde & Barbour, P.C.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia

March 31, 2004

C&F MORTGAGE CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets

Investments, at fair value	$5,142,786	$2,566,995

Receivables:
Employer contribution	644,406	465,326
Employee deferrals	2,677	1,978
Dividends	2,488	1,619

Total receivables	649,571	468,923

Cash	14,085	9,495

Net assets available for benefits	$5,806,442	$3,045,413

See Notes to Financial Statements.

C&F MORTGAGE CORPORATION 401(K) PLAN

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,036,042	$(371,260)
Interest and dividends	9,970	6,128

	1,046,012	(365,132)

Contributions:
Employer	644,406	465,458
Participant	714,642	539,847
Rollover and other contributions	415,215	134,770

	1,774,263	1,140,075

Total additions	2,820,275	774,943

Deductions from net assets attributed to:
Benefits paid to participants	35,170	94,305
Administrative expenses	24,076	16,128

Total deductions	59,246	110,433

Net increase	2,761,029	664,510
Net assets available for benefits:
Beginning of period	3,045,413	2,380,903

End of period	$5,806,442	$3,045,413

See Notes to Financial Statements.

C&F MORTGAGE CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 1.	Description of the Plan

The following description of the C&F Mortgage Corporation 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained by C&F Mortgage Corporation (Company) pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the month following their employment date and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant may elect to have compensation deferred up to the maximum percentage allowed by the Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company may make a discretionary profit sharing contribution, determined annually by its Board of Directors. The contribution is allocated in proportion to a participant’s contributions to the total contributions of all participants. Discretionary contributions declared or made by the Company, net of forfeitures, were $644,406 and $465,326 during the plan years ended December 31, 2003 and 2002, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Internal Revenue Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements

Vesting

The Plan’s vesting provision provides that participants are immediately vested in their elective contributions and earnings thereon. Vesting in the Company’s contributions occurs as follows:

Number of Years of Vesting Service	Vested Interest
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Investment Options

All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions into over 50 separate investment options. The options include pooled separate accounts, guaranteed interest accounts, money market and managed accounts.

A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock). Participants may change their investment options daily.

Payment of Benefits

Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

Forfeited Accounts

For the years ended December 31, 2003 and 2002, forfeited nonvested accounts totaling $13,718 and $7,277, respectively, were used to reduce employer contributions.

Notes to Financial Statements

Note 2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in pooled separate accounts of Manufacturers Life Insurance Company represents ownership of units of participation in various mutual funds. The value of a unit of participation is the total value of each mutual fund within the separate accounts divided by the number of units outstanding. The investments in the pooled separate accounts are stated at fair value and are based on quoted redemption values of the underlying mutual funds on the last day of the year. The Plan’s Guaranteed Interest Accounts guarantee a rate of return for a defined term. The assets are commingled with other assets of Manufacturers Life Insurance Company’s general account and are reported at fair value as determined by Manufacturers Life Insurance Company. Common stock is stated at the fair value determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for benefits.

Benefit Payments

Benefit payments are recorded when paid.

Note 3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the portion of their account not previously vested.

Notes to Financial Statements

Note 4.	Investments

The Plan’s investment assets are currently held by the custodians, Manulife Financial Corporation and Raymond James Financial Services, Inc. The following table presents investments for the years ended December 31, 2003 and 2002 that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2003	2002
Manulife Lifestyle Fund - Aggressive Portfolio	$822,893	$427,693
Manulife Lifestyle Fund - Balanced Portfolio	479,159	283,886
Manulife Lifestyle Fund - Growth Portfolio	1,179,647	676,535
C&F Financial Corporation - Employer Common Stock	489,898	249,359

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,036,042 and $(371,260), respectively as follows:

	December 31,
	2003	2002
Pooled separate accounts	$884,394	$(410,675)
Employer Common stock	151,257	39,380
Guaranteed investment contracts	391	35

	$1,036,042	$(371,260)

Note 5.	Tax Status

The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated August 7, 2001, that the Master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

Notes to Financial Statements

Note 6.	Related Party Transactions

Certain Plan investments are units of pooled separate accounts managed in part by Manufacturers Advisor Corporation. Group annuity contracts for guaranteed interest accounts are issued by Manufacturers Life Insurance Company. Both Manufacturers Advisor Corporation and the Manufacturers Life Insurance Company are affiliates of Manulife Financial Corporation, the Plan asset custodian. Therefore, transactions in these investments qualify as party-in-interest. Fees charged for services by the party-in-interest are based on customary rates for such services.

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of C&F Mortgage Corporation, the Plan Sponsor. Therefore C&F Financial Corporation is a party-in-interest. Employer securities are allowed by ERISA and the Department of Labor and the fair value of Employer Common Stock is based on quotes from an active market.

Note 7.	Administrative Expenses

Certain administrative expenses are absorbed by C&F Mortgage Corporation, the Plan sponsor.

Note 8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.	Significant Amendments & Events

Effective January 1, 2002, the Plan was amended to include various changes to the Plan. The most significant changes included changing the name of the Plan to C&F Mortgage Corporation 401(k) Plan. The plan trustees were also formally changed to the Company’s Chief Financial Officer and the Human Resource Manager.

C&F MORTGAGE CORPORATION 401(K) PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2003

Description of Asset/Identity of Issue	Fair Value
Pooled Separate Accounts
Manulife Aggressive Growth Fund	$35,281
Manulife Balanced Fund	82,788
Manulife Capital Growth Stock Fund	2,333
Manulife Developing Markets Fund	35,565
Manulife Discovery Fund	11,486
Manulife Emerging Growth Stock Fund	1,022
Manulife Equity Income Fund	8,235
Manulife Foreign Fund	12,015
Manulife Blue Chip Fund	81,065
Manulife Prudential Jennison Growth Fund	6,085
Manulife Large-Cap Fund	62,871
Manulife Fidelity Advisor Dividend Growth Fund	31,768
Manulife Growth Plus Stock Fund	16,256
Manulife Spectrum Income Fund	10,017
Manulife 500 Index Fund	145,306
Manulife Equity Growth Fund	51,740
Manulife Lifestyle Fund-Aggressive Portfolio	822,893
Manulife Lifestyle Fund-Balanced Portfolio	479,159
Manulife Lifestyle Fund-Conservative Portfolio	58,688
Manulife Lifestyle Fund-Growth Portfolio	1,179,647
Manulife Lifestyle Fund-Moderate Portfolio	141,854
Manulife Wietz Ptns Fund	63,987
Manulife AIM Constellation Fund	3,144
Manulife Beacon Fund	57,841
Manulife Overseas Fund	11,184
Manulife Science & Technology Fund	242,394
Manulife Select Twenty Fund	110,137
Manulife Quantitative Mid Cap Fund (VS)	32,799
Manulife Small-Mid-Cap Growth Fund	45,837
Manulife Lord Abbett Develop Growth Fund	11,607
Manulife International Stock Fund	12,392
Manulife Dominion Social Equity Fund	2,143
Manulife Value & Restructuring Fund	48,468

Carried Forward	$3,918,007

C&F MORTGAGE CORPORATION 401(K) PLAN

Schedule of Assets Held for Investment Purposes

(Continued)

December 31, 2003

Description of Asset/Identity of Issue	Fair Value
Carried Forward	$3,918,007

Pooled Separate Accounts (cont’d)
Manulife Worldwide Fund	29,633
Manulife Short Term Fund	67,750
Manulife Total Return Fund	119,638
Manulife New York Venture Fund	33,743
Manulife Balance Sheet Fund	49,637
Manulife Capital Opportunities Fund	18,112
Manulife Global Equities Fund	1,203
Manulife Passport Fund	6,557
Manulife TRP Equity Income Fund	38,922
Manulife Mid Cap Fund	33,602
Manulife Index International Fund	646
Manulife Index Total Fund	835
Manulife Index Small Fund	14,189
Manulife Money Market Fund	256,015

4,588,489

Common Stock
C&F Financial Corporation – Employer Common Stock	489,898

Guaranteed Interest Accounts
Guaranteed Investment Contract	64,399

Total assets held for investment purposes	$5,142,786

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

C&F Mortgage Corporation 401(k) Plan
(Name of Plans)

Date June 28, 2004	/S/ Thomas F. Cherry
Thomas F. Cherry
Chief Financial Officer